May 23, 2016

Mr. Steve G. Nussrallah

Chairman

Concurrent Computer Corporation

4375 River Green Parkway, Suite 100

Duluth, GA 30096

Dear Mr. Nussrallah:

As my previous filings indicate, I am very concerned about the steps, or lack of steps, being taken by the Board of Directors of Concurrent Computer Corporation to exercise effective oversight and execute on Concurrent’s strategic plan to deliver to stockholders the value they deserve. I was nevertheless wholly unprepared for the way I was treated during our conversation on May 4th, the day after Concurrent’s most recent disappointing earnings announcement. As you know, I had reached out to Mr. Elder, our CEO, that morning to discuss Concurrent’s continued poor financial performance. When you returned my call, I was mildly troubled by your insistence that I speak only with you and not Mr. Elder. I was considerably more troubled to find you so unwilling, or more likely, in my opinion, unable, to speak substantively to any of my concerns. Your response to my question regarding our storage business—that I look to the new webpages—was shockingly disinterested.

It is unfortunate that we were not able to have a more meaningful conversation, and I was troubled that you did not appear to be interested in maintaining an open dialogue with your largest stockholder. I approached our discussion with an open mind and with sincere hope that you would be able to address my concerns and answer the questions I intended to pose to Mr. Elder. I came away more concerned than ever about the composition of the Board, its oversight of Concurrent’s business and its ability to deliver value to stockholders.

To date, I have done nothing but present my concerns as a stockholder, which, I believe, are concerns that are shared by a substantial portion of Concurrent stockholders. I have been forthright in my offer to assist the Board and management in working together to correct Concurrent’s strategic direction and chronic underperformance. As the holder of 9.4% of Concurrent’s outstanding shares, I believe that stockholders should be appropriately represented on the Board. Regrettably, four members of the current Board have been directors since at least 2005 and together beneficially owned, as disclosed in last year’s proxy statement, only approximately 1.6% of the outstanding shares, including their unexercised stock options that reflect no out-of-pocket investment in Concurrent.

Mr. Nusrallah, your Chairmanship has presided over the decrease in Concurrent’s stock price from above $176 per share to, as of the close on May 20, 2016, $5.80 per share, an approximately 97% decline and a destruction of greater than $9 billion dollars in stockholder value. What recent increase there has been in Concurrent’s stock price—which you pointed to as a reason not to pursue stockholder representation on the Board—tracks closely with the regulatory disclosure of my current position and intent, and with Concurrent’s beginning, grudgingly, to take some of the steps I have recommended from the outset, such as selling underperforming assets and returning capital to stockholders. If anything, the recent increase in Concurrent’s stock price indicates that the market favors my input and advice. Resorting to name-calling and personal attacks, in the face of genuine attempts by your largest stockholder to help unlock the significant value that the Board has let languish for over a decade, is unacceptable. Asking stockholders to continue to wait as leadership continues to destroy value is not an option.

Over the past several months, I have attempted to communicate directly with management and the Board in an effort to work together constructively towards what should be our shared goal: creating value for Concurrent stockholders. I have repeatedly reiterated my interest in avoiding a drawn-out proxy contest, and in working constructively with you and other directors to realize the full value of Concurrent’s assets. Instead of acknowledging these efforts, your response has confirmed my perception of an insular culture and a narrow-minded, long-tenured Board. Your behavior has been concerning, to say the least, and indicates a disconcerting unwillingness to seriously consider my input as Concurrent’s largest stockholder and, I believe, as a representative voice for the concerns of Concurrent stockholders at large.

There is an unfortunate and significant track record in the form of Concurrent’s long and painful decline in stock price from the beginning of your tenure in 2000 to now. This record leaves little to suggest to stockholders that maintaining the status quo is a prudent course. I strongly believe that Concurrent will not be able to unlock the significant value of its business as long as the Board continues to remain substantially occupied by entrenched, long-tenured directors who do not have a significant equity interest in Concurrent. Avoiding a costly and protracted proxy contest by appointing myself and Mr. Stecker—as we had offered—to the Board in place of two of the long-tenured directors would send a clear message to stockholders and to the marketplace that the Board understands the need to make changes that will preserve and enhance Concurrent’s value with a sense of urgency that has thus far been lacking.

It is not too late to do the right thing. In light of such self-evident problems as Concurrent faces, the Board has an obligation to take decisive action and illustrate to stockholders its commitment to change. I urge you to confirm the Board’s commitment to sound business judgment by taking actions that will create an appropriate alignment between those with a significant financial interest in Concurrent’s future and the representatives responsible for the decisions that most affect that future.

JDS1, LLC

/s/ Julian Singer
By: Julian Singer
Title: Manager

cc:	Board of Directors, Concurrent Computer Corporation
Derek Elder, Concurrent Computer Corporation